SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

47103J 105

(CUSIP Number)

Jay Lichter, Ph.D.

Avalon Ventures

1134 Kline Street

La Jolla, California 92037

(858) 348-2180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,948,495 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,948,495 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,495 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,031,543 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,031,543 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,031,543 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 764,869 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 764,869 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 764,869 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon Ventures XI GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,948,495 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,948,495 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,495 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons ABV SPV I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,031,543 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,031,543 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,031,543 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Avalon BioVentures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 764,869 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 764,869 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 764,869 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Kevin Kinsella
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,966 shares
	8.	Shared Voting Power 3,948,495 shares (2)
	9.	Sole Dispositive Power 6,966 shares
	10.	Shared Dispositive Power 3,948,495 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,955,461 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 3,948,495 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Richard Levandov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,651 shares
	8.	Shared Voting Power 3,948,495 shares (2)
	9.	Sole Dispositive Power 5,651 shares
	10.	Shared Dispositive Power 3,948,495 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,954,146 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 3,948,495 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Braden Bohrmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,754 shares
	8.	Shared Voting Power 3,948,495 shares (2)
	9.	Sole Dispositive Power 3,754 shares
	10.	Shared Dispositive Power 3,948,495 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,249 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 3,948,495 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Jay Lichter, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,832 shares (2)
	8.	Shared Voting Power 8,744,907 shares (3)
	9.	Sole Dispositive Power 55,832 shares (2)
	10.	Shared Dispositive Power 8,744,907 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,800,739 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 51,249 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(3)	Includes (i) 3,948,495 shares of Common Stock held by Avalon Ventures; (ii) 4,031,543 shares of Common Stock held by ABV SPV; and (iii) 764, 869 shares of Common Stock held by ABV I. Avalon XI GP is the general partner of Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024; and (ii) 51,249 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Tighe Reardon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 592,803 shares (2)
	8.	Shared Voting Power 4,796,412 shares (3)
	9.	Sole Dispositive Power 592,803 shares (2)
	10.	Shared Dispositive Power 4,796,412 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,389,215 shares (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 417,814 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Reardon.

(3)	Includes (i) 4,031,543 shares of Common Stock held by ABV SPV; and (ii) 764,869 shares of Common Stock held by ABV I. ABV SPV GP is the general partner of ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV. ABV GP is the general partner of ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	This percentage is calculated based on the sum of (i) 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024; and (ii) 417,814 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sergio Duron, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,515 shares
	8.	Shared Voting Power 764,869 shares (2)
	9.	Sole Dispositive Power 111,515 shares
	10.	Shared Dispositive Power 764,869 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 876,384 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 764,869 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

CUSIP No. 47103J 105
1.	Names of Reporting Persons Sanford Madigan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 129,810 shares
	8.	Shared Voting Power 764,869 shares (2)
	9.	Sole Dispositive Power 129,810 shares
	10.	Shared Dispositive Power 764,869 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 894,679 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 764,869 shares of Common Stock held by ABV I. ABV GP is the general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(3)	This percentage is calculated based on 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024.

Explanatory Note: This Amendment No. 2 (“Amendment No. 2”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 and amended on November 16, 2023 (the “Original Schedule 13D”) filed on behalf of Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon BioVentures I, LP (“ABV I”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV SPV GP”), Avalon BioVentures GP, LLC (“ABV GP”), Kevin Kinsella (“Kinsella”), Richard Levandov (“Levandov”), Braden Bohrmann (“Bohrmann”), Jay Lichter, Ph.D (“Lichter”), Tighe Reardon (“Reardon”), Sergio G. Duron, Ph.D. (“Duron”) and Sanford J. Madigan, Ph.D. (“Madigan” and, with Avalon Ventures, ABV SPV, ABV I, Avalon XI GP, ABV SPV GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Duron, collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On February 29, 2024, Avalon Ventures made a pro rata in-kind distribution for no additional consideration of an aggregate of 438,722 shares of Common Stock to its general partner and limited partners. Of the shares distributed by Avalon Ventures, Avalon XI GP received 11,388 shares.

On February 29, 2024, ABV SVP made a pro rata in-kind distribution for no additional consideration of an aggregate of 447,949 shares of Common Stock to its general partner and limited partners. Of the shares distributed by ABV SPV, ABV SPV GP received 31,456 shares.

On February 29, 2024, ABV I made a pro rata in-kind distribution for no additional consideration of an aggregate of 84,985 shares of Common Stock to its general partner and limited partners. Of the shares distributed by ABV I, ABV GP and Kinsella received 1,700 and 319 shares, respectively.

On February 29, 2024, ABV XI GP made a pro rata in-kind distribution for no additional consideration of an aggregate of 11,388 shares of Common Stock to its members. Of the shares distributed by ABV XI GP, Kinsella, Levandov, Bohrmann, Lichter and Reardon received 3,163; 3,163; 1,265; 3,163 and 634 shares, respectively.

On February 29, 2024, ABV SPV GP made a pro rata in-kind distribution for no additional consideration of an aggregate of 31,456 shares of Common Stock to its members. Of the shares distributed by ABV SPV GP, Kinsella, Levandov, Bohrmann, Lichter, Reardon and Madigan received 3,484; 2,488; 2,489; 995; 995; and 1,493 shares respectively.

On February 29, 2024, ABV GP made a pro rata in-kind distribution for no additional consideration of an aggregate of 1,700 shares of Common Stock to its members. Of the shares distributed by ABV GP, Lichter, Reardon, Duron and Madigan received 425; 425; 425; and 425 shares respectively.

On March 2, 2024, Duron sold 12,343 shares of Common Stock at a weighted average price of $45.37 per share in multiple open market transactions at prices ranging from $45.00 to $45.38 inclusive.

On March 2, 2024, Madigan sold 16,341 shares of Common Stock at a weighted average price of $45.67 per share in multiple open market transactions at prices ranging from $45.00 to $46.37 inclusive.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of March 4, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
Avalon Ventures (1)	3,948,495		3,948,495		3,948,495	3,948,495	7.7%
ABV SPV (2)	4,031,543		4,031,543		4,031,543	4,031,543	7.8%
ABV I (3)	764,869		764,869		764,869	764,869	1.5%
Avalon XI GP (1)			3,948,495		3,948,495	3,948,495	7.7%
ABV SPV GP (2)			4,031,543		4,031,543	4,031,543	7.8%
ABV GP (3)			764,869		764,869	764,869	1.5%
Kinsella (1)	6,966	6,966	3,948,495	6,966	3,948,495	3,955,461	7.7%
Levandov (1)	5,651	5,651	3,948,495	5,651	3,948,495	3,954,146	7.7%
Bohrmann (1)	3,754	3,754	3,948,495	3,754	3,948,495	3,952,249	7.7%
Lichter (1) (2) (3) (4)	55,832	55,832	8,744,907	55,832	8,744,907	8,800,739	17.1%
Reardon (2) (3) (5)	592,803	592,803	4,796,412	592,803	4,796,412	5,389,215	10.4%
Duron (3)	111,515	111,515	764,869	111,515	764,869	876,384	1.7%
Madigan (3)	129,810	129,810	764,869	129,810	764,869	894,679	1.7%

(1)	Includes 3,948,495 shares of Common Stock held by Avalon Ventures. Avalon XI GP is the general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. Kinsella, Levandov, Bohrmann and Lichter are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures.

(2)	Includes 4,031,543 shares of Common Stock held by ABV SPV. ABV SPV GP is the general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV. Lichter and Reardon are the managing members of ABV SPV GP and share voting and investment power with respect to the shares held by ABV SPV.

(3)	Includes 764,869 shares of Common Stock held by ABV I. ABV GP is general partner of ABV I and may be deemed to have voting and investment power with respect to the shares held by ABV I. Lichter, Reardon, Duron and Madigan are the managing members of ABV GP and share voting and investment power with respect to the shares held by ABV I.

(4)	Includes 51,249 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Lichter.

(5)	Includes 417,814 shares of Common Stock issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Reardon.

(6)	This percentage is calculated based on the sum of (i) 51,565,731 shares of common stock outstanding as of March 4, 2024 as disclosed in the Issuer’s prospectus supplement dated February 28, 2024 filed with the SEC on February 29, 2024; and (ii) shares of Common Stock issuable upon exercise of stock options, as applicable.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024

AVALON VENTURES XI, L.P.		AVALON VENTURES XI GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON BIOVENTURES SPV I, L.P.		ABV SPV I GP LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

AVALON BIOVENTURES I, LP		AVALON BIOVENTURES GP, LLC

By:	/s/ Tighe Reardon	By:	/s/ Tighe Reardon
	Name: Tighe Reardon		Name: Tighe Reardon
	Title: Authorized Signer		Title: Authorized Signer

/s/ Kevin Kinsella		/s/ Tighe Reardon
Kevin Kinsella		Tighe Reardon

/s/ Richard Levandov		/s/ Sergio Duron
Richard Levandov		Sergio Duron, Ph.D.

/s/ Braden Bohrmann		/s/ Sanford Madigan
Braden Bohrmann		Sanford Madigan, Ph.D.

/s/ Jay Lichter
Jay Lichter, Ph.D.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement